

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 20, 2023

Scott B. Flaherty
Chief Financial Officer
Willis Lease Finance Corporation
4700 Lyons Technology Parkway
Coconut Creek, FL 33073

> **Re: Willis Lease Finance Corporation**
> **Form 10-K for Fiscal Year December 31, 2022**
> **File No. 001-15369**

Dear Scott B. Flaherty:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services